September 18, 2024

Stephen Sills
Chief Executive Officer
Bowhead Specialty Holdings Inc.
452 Fifth Avenue
New York, NY 10018

        Re: Bowhead Specialty Holdings Inc.
            Draft Registration Statement on Form S-1
            Submitted September 10, 2024
            CIK No. 0002002473
Dear Stephen Sills:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:    Dwight S. Yoo, Esq.